TIFF Investment Program Funds
N-SAR Filing dated 12/31/02
Item 77Q3

          Section (a)(i): The Principal Executive Officer and Principal Financial Officer have concluded that, based on their evaluation, the disclosure controls and procedures of the TIFF Investment Program, Inc. are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

          Section (a)(ii): There were no significant changes in the TIFF Investment Program, Inc.'s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

          Section (a)(iii): Certifications of the Principal Executive Officer and Principal Financial Officer of the TIFF Investment Program, Inc. are attached.